                                    LAW FIRM
                       BLACKWELL SANDERS PEPER MARTIN
                                      LLP
                4801 MAIN STREET SUITE 1000 KANSAS CITY, MO 64112
                   P.O. BOX 419777 KANSAS CITY, MO 64141-6777
                     TEL: (816) 983-8000 FAX: (816) 983-8080
                        WEBSITE: www.blackwellsanders.com

Kirstin Pace Salzman                                  DIRECT FAX: (816) 983-8080
Partner                                    E-MAIL: ksalzman@blackwellsanders.com
DIRECT: (816) 983-8316

                                  March 1, 2005

VIA EMAIL AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:    Division of Investment Management
         Mr. Larry Greene

         Re:  Tortoise Energy Infrastructure Corporation (the "Company") -
              Proxy Statement

Dear Mr. Green:

      We are writing in response to the oral comments we received from the
Securities and Exchange Commission (the "Commission") on February 23, 2005 with respect to the Preliminary Proxy Statement of the Company filed in connection with the Company's 2005 Annual Stockholders' Meeting (the "Proxy Statement"). A
summary of the Commission's comments are set forth below in bold followed by the
Company's responses thereto. The Company is filing concurrently herewith
Amendment No. 1 to the Proxy Statement to respond to the Commission's comments.
Additionally, attached to the e-mailed copy of this letter we have attached a clean copy of the Proxy Statement and a marked copy of the Proxy Statement showing the changes that we have made.

1.   The language on the bottom of the Notice of Annual Meeting of Stockholders should not be in all capitalized letters.

The requested revision has been made to the Notice of Annual Meeting of Stockholders.

2.   With respect to Proposal One, indicate whether Mr. Ciccotello has consented to be named in the proxy statement.

The requested revision has been made to page 2 of the Proxy Statement.

3.   Clarify what it means to elect a director by a plurality.

The requested revision has been made to page 2 of the Proxy Statement.

 KANSAS CITY, MISSOURI o ST. LOUIS, MISSOURI o OVERLAND PARK, KANSAS o OMAHA, NEBRASKA
 SPRINGFIELD, MISSOURI o EDWARDSVILLE, ILLINOIS o WASHINGTON, D.C. o LONDON, UNITED KINGDOM

  AFFILIATES: LEEDS o MANCHESTER o MEXICO CITY o MONTREAL o TORONTO o VANCOUVER

                                    LAW FIRM
                       BLACKWELL SANDERS PEPER MARTIN
                                      LLP

Securities and Exchange Commission
March 1, 2005

4.   Indicate whether the members of the Executive Committee of the Company are
"interested persons" of the Company as defined by Section 2(a)(19) of the
Investment Company Act of 1940.

The requested revision has been made to page 5 of the Proxy Statement.

5.   Review Item 7(d)(2)(ii)(C)-(L) of Schedule 14A and add any applicable disclosures required by such Item.

Because the New York Stock Exchange ("NYSE") does not require a closed-end fund to have a nominating committee, we do not believe any additional disclosure is required by Item 7(d)(2)(ii)(C) which requires disclosure as to whether nominating committee members satisfy the NYSE independence requirement.
Elsewhere in the Proxy Statement the Company has identified which directors are
"interested persons" of the Company as defined by Section 2(a)(19) of the
Investment Company Act of 1940.

The Company has revised the disclosure with respect to its nominating process for directors. Please see pages 5 and 6 of the Proxy Statement.

6.   Clarify the language in the first sentence of the first paragraph under
Proposal Two.

The requested revision has been made to page 7 of the Proxy Statement.

7.   Add disclosure regarding the risks associated with sales of shares below
NAV as they relate to the conflict of interest created because the assets under management increases and to the potential for dilution of current stockholders'
voting power.

The requested disclosure has been added to page 8 of the Proxy Statement.

8.   Add a proforma table to show the effect of the below NAV issuance of shares.

The requested disclosure has been added to page 8 of the Proxy Statement.

9.   Define the term "MLP" used in the second sentence of the second paragraph under Proposal Two.

The requested revision has been made to page 7 of the Proxy Statement.

                                    LAW FIRM
                       BLACKWELL SANDERS PEPER MARTIN
                                      LLP

Securities and Exchange Commission
March 1, 2005

10.  Indicate wither Ernst & Young LLP is an auditor registered with the PCAOB.

A specific reference that Ernst & Young LLP is registered with the PCAOB has been added to page 10 of the Proxy Statement and appropriate revisions to indicate that Ernst & Young LLP is registered have been made wherever Ernst &
Young LLP is mentioned throughout the Proxy Statement and the proxy card.

11.  On the tables on pages 10 and 11 of the Proxy Statement indicate which directors are "interested persons" as defined under Section 2(a)(19) of the
Investment Company Act of 1940.

The requested revision has been made to page 12 of the Proxy Statement.

12.  Under the heading "Investment Advisory Agreement" indicate whether TCA can recoup any fees it has waived or reimbursed pursuant to the Investment Advisory
Agreement.

The requested revision has been made to page 13 of the Proxy Statement.

13.  Provide an estimate of the costs of any additional solicitation.

The requested revision has been made to page 13 of the Proxy Statement.

14.  Provide the disclosure requested by Instruction to paragraph h(2)(ii) of
Item 7.

The Company forwards all communications on to its directors. Instruction to paragraph h(2)(ii) of Item 7 requires disclosure regarding the process a Company uses when it does not forward all communications on to directors. Because the
Company forwards all communication on to directors, the Company believes it has satisfied its disclosure obligations.

15.  Clarify that a proposal does not need to be in the Company's notice to
Stockholders and provide a reference to where the Company's bylaws can be obtained.

The Company has clarified the disclosure under the caption "Stockholder
Proposals and Nominations for the 2006 Annual Meeting" which it believes addresses the Commission's concerns.

                                    LAW FIRM
                       BLACKWELL SANDERS PEPER MARTIN
                                      LLP

Securities and Exchange Commission
March 1, 2005

16.  On the proxy card and elsewhere in the Proxy Statement please explain what
"accretive" means or use alternative language.

The requested revision has been made to pages 7 and 8 of the Proxy Statement and on the proxy card.

17.  Clarify that Ernst & Young is being ratified as independent, registered, certified public accountants of the Company.

The requested revision has been made to the proxy card.

     The Company acknowledges that:

     It is responsible for the adequacy and accuracy of the disclosure in its filings;

     Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any additional comments or questions please contact the undersigned at 816-983-8316.

                                       Very truly yours,

                                       /s/ Kirstin Pace Salzman

                                       Kirstin Pace Salzman

cc:      Mr. Dave Schulte
         Mr. Terry Matlack
         Steven F. Carman, Esq.